                                                   UNITED STATES
                                         SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549

                                                     FORM 11-K

                                      ANNUAL REPORT PURSUANT TO SECTION 15(D)
                                       OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

  [ x ]          Annual report pursuant to Section 15(d) of the Securities
                 Exchange Act of 1934

                 For the fiscal year ended December 31, 2008

                                                         OR

  [   ]          Transition report pursuant to Section 15(d) of the Securities
                 Exchange Act of l934

                 For the transition period from ______ to ________________

                                           Commission File Number 0-13089

A.       Full title of plan and the address of the plan, if different from that of the issuer named below:

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

B.       Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

                                              HANCOCK HOLDING COMPANY
                                                   P. O. BOX 4019
                                            GULFPORT, MISSISSIPPI 39501

The Hancock Bank 401(k) Savings and  Investment  Plan and Trust (the "Plan") is subject to the  requirements  of the
Employee  Retirement  Income  Security  Act of  1974,  as  amended  ("ERISA").  Attached  hereto  are the  financial statements  of the Plan for the fiscal year ended  December  31,  2008  prepared in  accordance  with the  financial reporting requirements of ERISA.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                          Employer I.D. Number 64-0169065
                                                  Plan Number 003

                                           December 31, 2008 and 2007 and
                                            Year Ended December 31, 2008

                                        CONTENTS

------------------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm                                 1

------------------------------------------------------------------------------------------

Financial Statements

  Statements of Net Assets Available for Benefits                                       2

  Statements of Changes in Net Assets Available for Benefits                            3

  Notes to Financial Statements                                                    4 - 10

Supplementary Information

  Schedule of Assets (Held at End of Year)                                        11 - 12

  Schedule of Reportable Transactions                                                  13

------------------------------------------------------------------------------------------

Note:  Supplemental  schedules  required by the Employee  Retirement Income Security Act of
1974 not included herein are deemed not applicable to Hancock Bank 401(k) Savings and Investment
Plan and Trust.

                                          REPORT OF INDEPENDENT REGISTERED
                                               PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrators
  of the Hancock Bank 401(k) Savings and
  Investment Plan and Trust

We have audited the  accompanying  statement of net assets available for benefits of the Hancock Bank 401(k) Savings and  Investment  Plan and Trust (the  "Plan") as of December  31, 2008 and the related  statement  of changes in net assets  available for benefits for the year then ended.  These financial  statements are the  responsibility  of the
Plan's  management.  Our  responsibility is to express an opinion on these financial  statements based on our audit.
The  statement  of net assets  available  for  benefits and the  statement  of changes in net assets  available  for benefits of the Plan as of and for the year ended  December 31, 2007 were audited by other  auditors  whose  report, dated June 26, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance  with the standards of the Public Company  Accounting  Oversight  Board (United
States).  Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial statements are free of material misstatement.  An audit includes examining,  on a test basis, evidence supporting  the  amounts  and  disclosures  in the  financial  statements.  An audit  also  includes  assessing  the accounting  principles  used and  significant  estimates  made by  management,  as well as  evaluating  the  overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the  financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available  for  benefits of the Plan as of December  31,  2008 and the changes in net assets  available  for benefits for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic  financial  statements  taken as a whole.  The supplemental  schedules  of assets  (held at end of year) and  reportable  transactions  as of December 31, 2008 are presented for the purpose of  additional  analysis and are not a required  part of the basic  financial  statements, but is  supplementary  information  required by the United States  Department of Labor's Rules and  Regulations  for
Reporting and Disclosure  under the Employee  Retirement  Income  Security Act of 1974. The  supplemental  schedules are the  responsibility  of the Plan's  management.  The supplemental  schedules have been subjected to the auditing procedures  applied in the audits of the basic financial  statements  and, in our opinion,  are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
June 29, 2009

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                  Statements of Net Assets Available for Benefits
                                             December 31, 2008 and 2007

                                                                                   2008                  2007
----------------------------------------------------------------------------------------------------------------

ASSETS
Cash                                                                      $          103,639     $           7,903
Investments, at fair value                                                        47,415,780            55,167,982
                                                                          ----------------------------------------

      Total investments                                                           47,519,419            55,175,885
                                                                          ----------------------------------------

Accrued interest and dividends                                                            67                 8,566
Other receivables                                                                          -                18,803
                                                                          ----------------------------------------

       Total receivables                                                                  67                27,369
                                                                          ----------------------------------------

      Total assets                                                        $       47,519,486   $        55,203,254
                                                                          ========================================

Net assets available for benefits                                         $       47,519,486     $      55,203,254
                                                                          ========================================

See accompanying notes.

                                                                     2

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                         Statement of Changes in Net Assets
                                               Available for Benefits
                                       Years Ended December 31, 2008 and 2007

                                                                                    2008                  2007
--------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to
  Investment income
    Net depreciation in fair value of investments                             $   (11,095,704)     $     (1,917,624)
    Dividends                                                                         955,670             1,098,669
                                                                           -----------------------------------------

      Total investment depreciation                                               (10,140,034)             (818,955)
                                                                           -----------------------------------------
  Contributions
    Employer                                                                        1,677,626             1,471,683
    Employee                                                                        4,523,851             4,576,212
    Rollover                                                                          377,218                     -
                                                                           -----------------------------------------

      Total contributions                                                           6,578,695             6,047,895
                                                                           -----------------------------------------

      Total additions (reductions)                                                 (3,561,339)            5,228,940
                                                                           -----------------------------------------

Deductions from net assets attributed to
  Benefits paid to participants                                                     4,099,384             3,366,883
  Administrative and other expenses                                                    23,045                14,952
                                                                           -----------------------------------------

      Total deductions                                                              4,122,429             3,381,835
                                                                           -----------------------------------------

      Net increase (decrease)                                                      (7,683,768)            1,847,105

Net assets available for plan benefits
  Beginning of year                                                                55,203,254            53,356,149
                                                                           -----------------------------------------

  End of year                                                                 $    47,519,486      $     55,203,254
                                                                           =========================================

See accompanying notes.

                                                                     3

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                      Years Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 1.   Description of the Plan

The following description of the Hancock Bank 401(k) Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Bank, Hancock Insurance Agency and Subsidiaries, Harrison Finance Company, J. Everett Eaves, Inc., Hancock Bank of Louisiana, Hancock Bank of Florida, Hancock Bank of Alabama and Hancock Investment Services, Inc. (collectively the “Company”). All full-time and part-time employees of the Company who have completed 90 days of service and are age 18 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

All assets of Hancock Bank Profit Sharing Plan were transferred to the Plan effective January 1, 2002. The Hancock Bank Profit Sharing Plan assets are segregated from other assets for record keeping purposes as no new participants are allowed within the profit sharing portion of the Plan, and the funds therein are not participant-directed.

Plan Administration

Hancock Bank (the “Trustee”), a subsidiary of the Company, holds the Plan’s investments and executes transactions for the Plan. The Plan is administered by an officer of Hancock Bank.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service (“IRS”) limitations, $15,500 in 2008 and 2007, with certain restrictions for highly compensated employees. The Company matches 50 percent of participant contributions up to the first 6 percent of the participant’s salary under the provisions of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings and losses and is charged with an allocation of administrative expenses; to the extent such expenses are paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The Plan provides benefits based solely upon the amount contributed to the participant’s account and any income, expenses and gains and losses on investments, which may be allocated to such participant’s account.

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                      Years Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 1.   Continued

Vesting

Participants are fully vested in their contributions and allocated earnings or losses thereon. Participants are fully vested in employer matching contributions and allocated earnings or losses thereon after three years of benefit service with no vesting before three years of service. Prior to January 1, 2005, participants were fully vested in the Hancock Bank Profit Sharing Plan contributions and allocated earnings or losses thereon after five years of benefit service with no vesting before five years of service. Effective January 1, 2005, the Plan was amended so the participants are fully vested at all times in the Hancock Bank Profit Sharing Plan contributions and allocated earnings or losses thereon. All participants vest 100 percent upon death or termination of employment due to permanent disability.

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses during the Plan year. At December 31, 2008 and 2007, these forfeited amounts totaled $14,304 and $38,929, respectively, which will be used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options. These options include mutual funds and Hancock Holding Company common stock. The segregated funds of the former Hancock Bank Profit Sharing Plan are not participant-directed. These options include cash equivalents, certificates of deposit and mutual funds.

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

Benefits are generally payable on termination, retirement, death or disability. Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements. Hardship distributions are also available from participants’ elective deferral accounts, including earnings on such deferrals, subject to regulatory requirements.

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                      Years Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 2.   Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2008 and 2007 are held by the Trustee. Investments in mutual funds are reported at the quoted market price, which approximates fair value. Investments in the Company common stock is reported at quoted market values. Cash equivalents are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation (depreciation) in the fair value of investments at year-end in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party. Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Bank.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                         Year Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------------

Note 3.  Investments

The following  table  represents  the fair value of the Plan's  investments  that represent 5 percent or more of the
Plan's net assets at December 31, 2008 and 2007.

                                                                                   2008                  2007
--------------------------------------------------------------------------------------------------------------------

Mutual Funds
   Hancock Horizon Growth Fund
      Trust Class (nonparticipant directed)                                  $     1,439,712        $    3,267,630
      Class A (participant directed)                                               3,863,541             6,039,257
   Hancock Horizon Strategic Income Fund
      Trust Class (nonparticipant directed)                                        4,370,459             5,309,473
      Class A (participant directed)                                               3,890,461             3,374,920
   Hancock Horizon Treasury SEC Money Market
      Sweep Class A (participant directed)                                         2,615,324             1,860,262
   Hancock Horizon Value Fund
      Trust Class (nonparticipant directed)                                        2,330,917             4,917,580
      Class A (participant directed)                                               5,260,626             7,191,457
  Hancock Horizon Burkenroad
      Class A (participant directed)                                               2,642,218             2,562,434

Employer Securities
   Hancock Holding Company                                                   $    12,136,456        $   10,436,660

The Plan's  investments  (including  gains and losses on  investments  bought and sold,  as well as held  during the year) appreciated (depreciated) during the years ended December 31, 2008 and 2007 as follows:

                                                                                   2008                 2007
---------------------------------------------------------------------------------------------------------------------

Pooled separate accounts                                                     $   (13,236,405)       $   (4,245,316)

 Employer securities
   Hancock Holding Company                                                         2,140,701             2,327,692
                                                                         --------------------------------------------

     Net depreciation in fair value of investments                           $   (11,095,704)       $   (1,917,624)
                                                                         ============================================

Note 4.  Tax Status of Plan

The Plan has  received  a  determination  letter  from the IRS  dated  August  20,  2008,  stating  that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.

                                                                     7

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                           Years Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 5.   Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the investments that are non-participant-directed as follows:

                                                                                    2008                 2007
--------------------------------------------------------------------------------------------------------------------

 Net assets
     Mutual funds                                                             $     9,170,374        $   13,494,683
     Money market funds                                                               106,999               134,999
     Certificate of deposit                                                           340,166               163,780
     Accrued interest and dividends                                                        13                 1,474
                                                                           -----------------------------------------

             Net assets available for benefits                                $     9,617,552        $   13,794,936
                                                                           =========================================

 Changes in net assets
     Interest and dividend income                                             $       255,969        $      289,107
     Net appreciation (depreciation) in fair value of investments                  (3,397,820)              327,460
     Benefits paid                                                                 (1,030,869)             (847,128)
     Administrative expenses                                                           (4,664)               (3,738)
                                                                           -----------------------------------------
             Changes in net assets available for benefits                     $    (4,177,384)       $     (234,299)
                                                                           =========================================

Note 6.   Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company. Mutual fund investments where Hancock Bank acts as an investment advisor totaled $26,520,258 and $34,658,012 as of December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the Plan held certificates of deposit in Hancock Bank totaling $340,166 and $163,780, respectively. Additionally, at December 31, 2008 and 2007, the Plan owned $12,136,456 (266,970 shares) and $10,436,660 (273,211 shares), respectively, in Hancock Holding Company stock. During 2008 and 2007, the Plan recorded $263,275 and $257,282, respectively, in dividend income on Hancock Holding Company stock. The Plan paid no administrative fees to the Trustee during 2008 and 2007.

Note 7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                      Years Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 7.   Continued

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan’s investments have likely incurred a significant decline in fair value since December 31, 2008.

Note 8.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 9.   Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

     o Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

     o Level 2 Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

     o Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                      Years Ended December 31, 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 9.   Continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds and money market funds:    Valued at the net asset value (“NAV”) of shares held by the plan at year-end.

Certificate of deposit:   Valued at cost, which represents fair value.

Employer securities:   These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at fair value as of December 31, 2008:

                                                                   Level 1                Level 2          Level 3
--------------------------------------------------------------------------------------------------------------------

Mutual funds                                                   $     32,216,834      $          -      $          -
Money market funds                                                    2,722,324                 -                 -
Certificate of deposit                                                  340,166                 -                 -
Employer securities                                                  12,136,456                 -                 -
                                                           ---------------------------------------------------------

     Total assets at fair value                                $     47,415,780      $          -      $          -
                                                           =========================================================

Note 10.   Subsequent Event (Unaudited)

Subsequent to year-end, the Company became aware of a potential error in the withholdings associated with a limited number of employees during their last payroll cycle. Management is evaluating the potential impact and the Company will address the issue as necessary under appropriate DOL or IRS regulations.

                                                                                                                     Page 1 of 2
                                                    HANCOCK BANK 401(k) SAVINGS AND
                                                       INVESTMENT PLAN AND TRUST
                                               Employer Identification Number 64-0169065
                                                            Plan Number: 003
                                                         Schedule H, line 4(i)
                                                Schedule of Assets (Held at End of Year)
                                                           December 31, 2008

                                        (c) Description of Investment,
        (b) Identity of Issue,            Including Maturity Date,
            Borrower, Lessor            Rate of Interest, Collateral,                                             (e) Current
 (a)        or Similar Party               Par or Maturity Value                             (d) Cost                 Value
---------------------------------------------------------------------------------------------------------------------------------
        Mutual Funds
           Federated                   Index Mini-Cap Fund
                                              47,752.64 shares                              $    672,762          $      413,060

           Federated                   Intercontinental Fund Class A
                                              14,470.205 shares                                  896,067                 472,597

           Federated                   Max-Cap Fund
                                              137,966.562 shares                               2,619,077               1,404,500

           *Hancock Horizon            Burkenroad Class A
                                              113,986.971 shares                               3,107,696               2,642,218

           *Hancock Horizon            Growth Fund Class A
                                              359,399.126 shares                               5,891,944               3,863,541

           *Hancock Horizon            Growth Fund Trust Class ^
                                              131,240.815 shares                               2,003,108               1,439,712

           *Hancock Horizon            Value Fund Class A
                                              321,750.855 shares                               7,350,774               5,260,626

           *Hancock Horizon            Value Fund Trust Class ^
                                              142,129.101 shares                               2,671,374               2,330,917

           Horizon                     Diversified International Fund Trust Class ^
                                              43,295.868 shares                                  634,609                 499,201

           Horizon                     Quantitative Long/Short Fund Trust Class ^
                                              44,173.773 shares                                  632,956                 530,085

           T Rowe Price                Growth Stock Fund
                                              63,338.052 shares                                1,737,675               1,204,056

           T Rowe Price                Small-Cap Stock Fund
                                              7,117.295 shares                                   211,412                 138,930

           Fidelity Advisory           Diversified International Fund
                                              28,951.947 shares                                  597,126                 350,319

           Federated                   Bond Fund
                                              181,518.219 shares                               1,604,653               1,348,680

           Fed US Government           U.S. Government Securities
                                              88,678.161 shares                                  997,443               1,072,119

                                                                   11

                                                                                                                     Page 2 of 2
                                                    HANCOCK BANK 401(k) SAVINGS AND
                                                       INVESTMENT PLAN AND TRUST
                                               Employer Identification Number 64-0169065
                                                            Plan Number: 003
                                                         Schedule H, line 4(i)
                                                Schedule of Assets (Held at End of Year)
                                                           December 31, 2008

                                               (c) Description of Investment,
           (b) Identity of Issue,                 Including Maturity Date,
               Borrower, Lessor                 Rate of Interest, Collateral,                                     (e) Current
 (a)           or Similar Party                     Par or Maturity Value                    (d) Cost                 Value
--------------------------------------------------------------------------------------------------------------------------------
        Mutual Funds, continued
           *Hancock Horizon            Strategic Income Fund Class A
                                              252,463.43 shares                             $  3,864,306          $    3,890,461

           *Hancock Horizon            Strategic Income Fund Trust Class ^
                                              283,244.238 shares                               4,288,993               4,370,459

           Horizon                     Diversified International Fund Class A
                                              41,581.793 shares                                  595,243                 479,438

           Horizon                     Quantitative Long/Short Fund Class A
                                              42,159.606 shares                                  592,981                 505,915
                                                                                        ----------------------------------------

                                             Total Mutual Funds                               40,970,199              32,216,834
                                                                                        ----------------------------------------

        Money Market Funds
           *Hancock Horizon            Treasury Sec Money Market Sweep
                                              2,615,323.53 shares                              2,615,324               2,615,324

           *Hancock Horizon            Treasury Sec Money Market Trust Class ^
                                              106,999.68 shares                                  107,000                 107,000
                                                                                        ----------------------------------------

                                             Total Money Market Funds                          2,722,324               2,722,324
                                                                                        ----------------------------------------

        Certificate of Deposit
           *Hancock Bank               Certificate of Deposit 4.89% 10/03/2015 ^                 340,166                 340,166
                                                                                        ----------------------------------------

        Employer Securities
           *Hancock Holding Company    266,970.000 shares                                      8,102,125              12,136,456
                                                                                        ----------------------------------------
           Cash                                                                                  103,639                 103,639
                                                                                        ----------------------------------------

                                             Total Investments                              $ 52,238,453          $   47,519,419
                                                                                        ========================================

        *  Denotes party-in-interest.
        ^  Denotes fund is nonparticipant directed.

                                                                   12

                                                      HANCOCK BANK 401(k) SAVINGS AND
                                                          INVESTMENT PLAN AND TRUST
                                                   Employer Identification Number 64-0169065
                                                              Plan Number: 003
                                                             Schedule H, Line 4(j)
                                                      Schedule of Reportable Transactions
                                                         Year Ended December 31, 2008

  (a)          (b) Description of Asset                                           (f) Expense                (h) Current    (i) Net
Identity         (Include Interest Rate                                            Incurred                  Value of Asset   Gain
of Party             and Maturity in          (c) Purchase  (d) Selling  (e) Lease    With       (g) Cost of  on Transaction   or
Involved              Case of a Loan)            Price         Price        Rental Transaction       Asset        Date       (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii)- series of transactions in excess of 5% of plan assets.

*Hancock       Horizon Treasury Trust Class
                     Purchases                $  1,553,846  $    -       $    -    $     -      $  1,553,846   $    -       $   -

*Hancock       Horizon Treasury Trust Class
                     Sales                           -       1,554,266        -          -         1,554,266        -           -

*  Denotes a party in interest.

** There were no category (i), (ii) or (iv) reportable transactions during 2008.

                                                                   13

                                                     SIGNATURES

The Plan.  Pursuant to the  requirements of the Securities  Exchange Act of 1934, the trustees (or other persons who administer  the  employee  benefit  plan) have duly caused this  annual  report to be signed on their  behalf by the undersigned hereunto duly authorized.

                                              Hancock Bank 401(k) Savings and Investment Plan and Trust

Date:  June 29, 2009                          By: /s/ Catherine Gray
     --------------------                        ----------------------------------------
                                                  Catherine Gray
                                                  Plan Administrator

                                                   EXHIBIT INDEX

Exhibit Index                         Description
----------------------------------------------------------------------------------------------------------

23.1                                  Consent of HORNE LLP, independent registered public
                                      accounting firm

                                                                                                        Exhibit 23.1

                              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                              Hancock Holding Company

                                          Hancock Bank 401(k) Savings and
                                             Investment Plan and Trust

We consent to the  incorporation by reference in Registration  Statement No. 33-05081 on Form S-8 of Hancock Holding
Company of our report  dated June 29,  2009,  related to the  financial  statements  and  supplemental  schedules of
Hancock Bank 401(k)  Savings and  Investment  Plan and Trust (the "Plan") as of and for the year ended  December 31,
2008,  which report appears in this Annual Report on Form 11-K of Hancock Bank 401(k)  Savings and  Investment  Plan
and Trust for the year ended December 31, 2008.

/s/ Horne LLP

Jackson, Mississippi
June 29, 2009

                                                                     16